Mail Stop 3561

January 30, 2009

Ms. Virginia K. Sourlis
President and Chief Executive Officer
Grace 1, Inc
2 Bridge Avenue
Red Bank, NJ 07701

      Re: **Grace 1, Inc**
              Form 10-KSB/A for the Fiscal Year Ended
              May 31, 2008
              Filed January 23, 2009
              File No. 000-52061

Dear Ms. Sourlis:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended May 31, 2008

1.   We note your second amended filing was on Form 10-KSB/A. Considering you initially filed on Form 10-K, tell us why you believe it is appropriate to use Form 10-KSB or amend to file on Form 10-K.

Section 302 Certifications

2.   In connection with the comment above, we note your Section 302 certifications
        contain several instances of the term "small business issuer" instead of
        "registrant." As you are no longer a small business Registrant, please revise your
        certifications accordingly.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K.
Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on
the financial statements and related matters.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services